Exhibit 99.1

Ayr Wellness Introduces its National Portfolio of Brands to New Jersey Menus

MIAMI, October 20, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr'' or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), announced the rollout of several brands from its national portfolio to the New Jersey market.

New Jersey cannabis consumers can now purchase products from brands including Lost in Translation (LIT) award-winning, premium whole flower; Kynd premium whole flower; Road Tripper whole flower; STIX pre-rolls; Entourage broad-spectrum, terpene-driven vape cartridges; Secret Orchard fruit-forward vape cartridges; and Wicked soft lozenges. All brands, with the exception of Kynd and Road Tripper, are currently available to both medical patients and adult-use consumers. Kynd and Road Tripper will debut on adult-use menus in the coming weeks.

“Since acquiring Garden State Dispensary, it has been Ayr’s mission to provide an elevated experience for all New Jersey patients and consumers. The introduction of our portfolio of high-quality brands to our menus marks a major milestone in carrying out that mission,” said Jonathan Sandelman, Founder and CEO of Ayr Wellness. “We know that our customers have diverse wants and needs, and it’s important to us that we meet them wherever they are in their cannabis journey.”

The portfolio of brands is available at Ayr’s retail stores, operating as Garden State Dispensary, which are in prime locations throughout New Jersey, in the towns of Woodbridge, Union, and Eatontown, as well as in 3rd party dispensaries throughout the state.

For more information about Ayr Wellness, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com

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